

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 6, 2011

James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Dr.
Norwell, MA 02061-9149

> **Re: Clean Harbors, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended September 30, 2010**
> **File No. 1-34223**

Dear Mr. Rutledge:

We have reviewed your response letter dated December 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Audited Financial Statements

Note 2 – Significant Accounting Policies, page 65

2. We note your response to comment two from our letter dated December 7, 2010. It appears from your filing and information provided on the Company's website that you generate revenues under a variety of short term and long term arrangements with customers. Please expand your revenue recognition policy disclosures to address the following for each of your segments:
    - More fully describe the types of sales arrangements you enter into for each segment, including the nature of the products and services you provide. Please also describe if your products and services are delivered under short term or long term arrangements with customers;
    - For segments that deliver construction-type services over an extended period of time, please tell us how you considered if it was appropriate to use the percentage of completion method described in ASC 605;
    - For segments that deliver products and/or services that contain multiple deliverables, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Please refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50; and
    - For example, we note that your Industrial Services segment provides lodging services. It appears that in some cases, you may provide maintenance, catering and housekeeping services for lodging units you have already constructed. In other cases, it appears that you design and construct lodging units to customer specifications and then also provide maintenance, catering and housekeeping services. It appears there may be multiple deliverables associated with your lodging services and it is unclear from your accounting policy footnote when you consider revenue to be recognized for each deliverable. This is not the only example of where we believe your revenue recognition policy footnote could be enhanced; we encourage you to evaluate your footnote to ensure that it sufficiently addresses your policies for all material products and services that you provide.

3. We note your response to comment four from our letter dated December 7, 2010. Please provide us more specific examples of situations in which you capitalized legal costs related to your permits. For example, it's unclear to us if the capitalized legal costs pertain to requesting the facility to accept a new type of waste that the facility had not previously accepted from you (i.e.: you are requesting an increase to the scope of your permit) or if the costs pertain to requesting the facility to continue accepting a type of waste from you that they previously had accepted under a validly issued permit and now have indicated that they will no longer accept.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant